Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of XenoPort, Inc., and in the Free Writing Prospectus of XenoPort, Inc., for the registration of shares of its common stock, warrants to purchase its common stock, and units consisting of its common stock and warrants to purchase its common stock, and to the incorporation by reference therein of our reports dated February 20, 2008, with respect to the financial statements of XenoPort, Inc., and the effectiveness of internal control over financial reporting of XenoPort, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Palo Alto, California
December 29, 2008